Filed by Lightning-A Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Livent Corporation

Commission File No. 001-38694

On June 8, Livent Corporation made available a replay of an interview with Mr. Paul Graves, its Chief Executive Officer. A copy of the transcript follows.

Livent Corp. (LTHM)

TD Cowen Sustainability Conference

Good afternoon everyone. Thanks for continuing with TD Cowen Sustainability Week. This is the last of our of our next generation materials presenters along this track. I'm joined today by Paul Graves, CEO of Livent along with Daniel Rosen from Strategy and Investor Relations. Gentlemen, thank you both for being here this afternoon. Looking forward to our conversation.

A

Glad to be here. Good to be described as next generation. I thought I was too old for that. But thank you.

A

I wasn't talking about you personally. Just the business that you're engaged in. Maybe as we jump right into it. Livent has certainly made some headlines here. You're already embarking on looking at doubling your production capacity by the end of this year.

A

You mean yourself?

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A

Yeah. There you go.

A

We can just discuss and we all can merger in how this deal came to be and sort of high level what the most compelling merits of the deal were to you and the impetus for combining, especially given the point where Livent was expanding organically at quite an aggressive clip.

A

Yeah. You know, look it's a difficult one to sort of summarize too quickly, but I'll try. I think first and foremost, yes, we're expanding quickly. And so it's all come, by the way, but barely quicker than the industry as a whole and demand as a whole. So continuing to make yourself what I call scale relevant to your customers, it's pretty important. You know, if you think about the OEM that wants to make 250,000 or 300,000 tons a year of lithium by 2030. They don't really want customers they can only sell them 10,000 or 20,000 tons. They're just – you just need too many of them.

that can only sell them 10 or 20,000 tons. They're just you know just need too many of them. And so to be relevant with the customers, you have to start thinking about how do you get bigger, quicker. So there's no doubt that what we call kind of business critical scale was a driver of this for sure. In terms of outcome itself, it clearly did the fit between Livent and Allkem is fantastic at the asset level. But it's all – we're also a pretty good fit, I think culturally and I think we're a pretty good fit of the strategy, Allkem to my mind we're the first movers in terms of understanding that if you start with a resource to maximize value, predictability and ultimately, you know, be sustainable, whatever that may mean to you in the long run, you need to be fully vertically integrated.

And so they have a similar strategy and philosophy to us about moving into a fully integrated model. There's no doubt the assets fit together incredibly well. You know from the boots in and of minds up there in Quebec to especially sell to Vida and Phoenix for us and the out when we went to in Argentina, the asset proximity makes a big difference. I think also complementarity of skills we live in have historically been a DLE based grain business and a downstream chemicals business, whereas Allkem focused more on upstream evaporation based and more of a carbonate spodumene business. And so we definitely been a huge degree of complementarity of skills.

And then ultimately that's all great. But if you don't have operating synergies, which we know we do, and you can't deliver value of more value as a result of the combination, then it's pretty difficult to put the businesses together. We think we can because we can accelerate some of these projects. And as you know, it's great having a mine, it's great having a resource, but the present value is really a function of how quickly you can move them to commercial scale, not just drill holes and prove out a resource, but actually generate revenue and cash flow. And there's no doubt that we will be able to accelerate our plan with Phoenix.

All comes plans with regard to [indiscernible] , certainly James Bay's plans with regard to a downstream hydroxide or other plant up there in Canada. We know that we will benefit from what Orkin brings to us in Phoenix with regard to its expertise in evaporation based brine. And we know that I would be elite based processes will be additive to what [indiscernible] wants to do with both controlling all roads.

So the fit was fantastic. The strategy is similar, the culture, as I say, very, very similar. Our share prices, frankly, have traded within a relatively narrow range for quite a while. I know there's a lot of questions about why now, but the truth is the relative trading ratios of these two companies has been pretty consistent for period of time. And why wait? – I Look, ultimately, the quicker we can put the businesses together, the quicker we can extract synergies [indiscernible] at Calgary to extract synergies in Canada. The further you go down the path of doing this on your own, the harder it is to optimize asset development and asset operations. And so it makes more sense to do it now rather than wait for these projects to be further advanced.

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Q

I appreciate that. That's a Pretty fulsome overview from a, I guess a practical and logistics perspective of what needs to be accomplished before the deal closes that you've all targeted before the end of the year.

A

Yeah, look at the process is relatively straightforward. We have the usual antitrust approvals in the major markets and nothing particularly complicated, and that just takes time. Both shareholders need to approve this deal, so that needs to be alive and shareholder vote. There also needs to be an all camp shareholder vote. For those who don't know and in Australia there's a process of an independent expert report that is produced and released to shareholders. That takes a while and that is typically done then in advance of the shareholder vote or follows it, and then in this case a scheme of approvals or for core approval of the process. This just takes time and that's why we're talking about sort of November time as our targets of closing the transaction.

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A

They talked about, I guess, the merits of accelerating projects. I think you highlighted certainly a Phoenix and [indiscernible] and obviously the James Bay down the street, you know, once you have scale the pro forma into this larger organization. But does that sort of encapsulate the larger focus item from day one of what sort of the order of priorities as we think about what the pro forma is attempting to deliver on the value proposition?

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A

And look I would say day one order of priority is to make sure that existing projects continue to be focused on and delivered. It's so we are all very well talking about optimizing projects, but we have to get the basics right. We have to make sure that we continue to deliver on our hydroxide plants. We continue to deliver down there on our expansions that are very advanced out of Phoenix. And that all can continues to deliver, particularly that is it's operations in [indiscernible] province over there.

So I think they're pretty critical. And the same is true of [indiscernible] and of the James Bay mining projects. These are we have to focus on those regardless of the measure of merger. I think in terms of day one focus first it's clearly let's make sure we integrate the businesses fully and properly. The aim is not to create a live on Auto grade galaxy. It's to create a new company. Right. And to do that, we have to take all of the best of each of the companies and build on them the best people, the best strategy. We have to focus very much on extracting the cost savings that makes sense on day one and putting in programs that drive the rest of the cost savings to take a little bit more effort. And we have to quickly move to optimizing these projects that we've just talked about where really the biggest long term benefits will come from, as we say, optimizing the way we develop the projects. As we say, optimizing the way we develop the projects with an eye to how we actually operate the projects in the long run.

A

Now you guys are going to be forming a new corporate name. You at least get to keep the cool LTHM ticker?

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A

I hope so. I think the aim is to keep it.

A

Yeah. I guess, you know, as we think about being in larger organizations, talk about maybe some changes that would inevitably happen around strategic planning. Does this make you more of a consolidator in the future? You'd be certainly bulking up your presence to be the largest future producer in Canada by far, and there would certainly be a balance between Argentina and Canada. This is changing where the go forward strategy is.

A

You know, I look, I think everybody wants to look forward and see, you know, more. And I totally understand that. I think the reality is that if we can get to 250,000 to 300,000 tons of output by the end of the decade, that's great. But we're probably 10% of the market. Is that really enough? Probably not. Does that mean on day one, we start to jump and try and consolidate, get more and more and more. The answer to that is I don't think so on day one.

And the reason I say that is it's critically important if you're going to consolidate, picked up new assets that, you know, you have the capabilities to develop them.

There's no point buying them and putting them on the shelf right? But we have to build as an industry, frankly, but certainly internally, the capabilities to deliver on these projects. And we don't have a great track record as an industry of doing that. Now, I think it's probably fair to say that as an industry, and I hope we're at the forefront of this, we have to be viewed as world class at executing on our expansions and delivering on our promises. And that's a bigger focus for me today, rather than bolting on yet more assets without the capabilities to actually develop those assets. If you take the longer-term view, certainly three, four, five years and beyond I would be very disappointed if we weren't one of the lead consolidators in this industry, but we have to get those basics right first.

Q

From a commercial standpoint, you know live in terms of differentiating itself, certainly more recently by delivering on their fixed price agreement with most of your battery grade sales, whereas all come was selling predominantly into market variable price contracts. As part of a larger organization does it – does it suggest that it would be more market based going forward? Or is there – is there a bit of a balance or ultimately if you're – if you are end up being more significant to your end users and your customers, would that – would that then suggest that you intend to sign longer term fixed price contracts as part of a larger deliverable?

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A

No, first of all, I think the day of the fixed price contract was passed. But I know Lavon was a big proponent of those in the past, so that really reflected the market conditions of two or three, four, five years or even longer ago. I think today you really can't, you really can't. Why? Because historically the difference between a fixed price contract in the marketplace was probably a few dollars, right, it probably wasn't much more than a few dollars. But I think the – the today you put a fixed price contract in today and the price can swing by $10 or $20 every single time. You just can't put yourself in that place. Now, that doesn't mean that you can't do what I think we've been trying to move to do, which is put in the long term supply agreements with customers. And by the way if you go market based, you can go longer. So, customers like that, right? Because you're not trying to predict the price three, four, five, six years out there. But you can sit down at the start of any given year and say look, for both of us we want more predictability in our budgeting processes, in our guidance processes, should we agree on a price for the year. And it references where the market is, where we think the market is going to be, and we can absolutely do that, right.

We can start to put those pricing structures together. I like having more options really in the business. I think when you have just a single hydroxide producer, it gets a lot more complicated with regard to how you take advantage of different prices. But if you can sell spot concentrate, you can sell carbonate, you can sell hydroxide, we can sell [indiscernible] , we've got fluoride, we've got metal. We've got a lot of different ways to think about how we take advantage of market conditions.

A

We talked a bit about Quebec and the future there and how you think about the timing of things just in terms of matching upstream versus downstream capacity, because it seems like one of the benefits of this deal, at least to my knowledge, I hadn't been incorporating a James Bay downstream project into my planning as I might welcome. That was it was an opportunistic endeavor. And obviously it seems like there's a potential to maybe consolidate those efforts into different corps. Can you give a little bit more detail .

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A

[indiscernible] just give me one second relative might go others marking. Okay. So carry on,

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A

James Bay Look, you know what? I think it's an interesting question. I mean, the challenge with any [indiscernible] Hardrock resources, it's just much easier to bring the Hardrock resource on than it is to bring on a chemical downstream chemical facility. That's true both in terms of the simplicity of mining and concentration versus the simplicity of complexity of chemical plants. It's true permitting. It's true of, capital requirements. Right. And so, you know, but we firmly believe in an integrated business model. That doesn't mean you can't have surplus gold concentrate, but you've got to be integrated if you're going to capture value, bring predictability, and you have to bring predictability because that's how you get to invest in the long run. If you're being whipsawed between $400 spot Concentrate and $7,000, spot concentrate pretty difficult business to manage and to invest in and to decide what capital investments can and should make. So from my perspective, the downstream James Bay and I didn't know Alkem share this view. The downstream development of what to do with the James Bay Hard Rock is a critical question. It really is, there's no doubt that what we have in [indiscernible] all what we can do Nemaska in North Carolina in the US just give us more options to accelerate plans that Alkem themselves are starting to at very, very early stage to look at.

It's a space where we are very confident that we could bring it on more quickly than Alkem could have been on their own. It's a place where we know we can leverage the engineering work that we've done in Nemaska, which is a place where we know we can leverage the knowledge and expertise that we have outside best from a city in North Carolina. Again, I'm a big fan of creating options and having optionality. And we have a lot more options now to extract maximum value from James Bay as a result of this.

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Q

By the same token, are they going to be influencing your designs [indiscernible] on the upstream side? Just given their experience spodumene has obviously, on Catlin.

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A

Yeah, I hope so. Look, I think it's where we are, we don't have any issues with people saying to us, we know a better way than you do. We're not minus, we've never been minus. Like we've tapped into as much expertise as we can in the mining industry and looked around for both consultants and people that know what they're doing.

But there's no doubt in my mind that we expect and hope that that Alkem's longer history and Hard rock mining down there in Australia has to be additive to optimizing what we're trying to do in Canada too.

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Q

Maybe walk us through some of the milestones ahead or you know the mass [indiscernible] ultimately I guess I think the market wants to understand, you know the share that live is going to be picking up at the projects. Like how that process works with maybe if you take down their stake and what sort of financing options are available to you and just how you think about managing that, that project and those financial variables.

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A

Yeah, look, just to be clear, this is not live and takes X percent of Nemaska. Nemaska is an independent company or an independent project being run that way the way it should be, it's fully integrated, Nemaska signed the agreement with for not living while over negotiated it and let all of this under a marketing agreement we have with Nemaska. Nemaska itself will report its own financials and we – we own 50% of the company. Clearly, the expectation on our part and on a huge part in Quebec is that Livent will not only be the operator, but ultimately the long term operator. And the owner of this resource IQ legacy and historical investment philosophy is not to own 50%, it's to own less than 50%, typically 20% or less. And they're pretty clear and we're pretty clear we expect to take majority ownership of this project at the appropriate time. And so we'll end up consolidating Nemaska. They'll just be fully consolidated to our earnings once we reach that point. So, we would hope soon after it hits production then Livent would be targeting an ownership structure that allows us to consolidate. In terms of milestones the first key milestone is spodumene concentrate production. The aim for that is early 2025. At that point, we will start selling spot concentrate. We don't expect to sell for more than a couple of years. Just in 2026, we'll have the – the beck and call hydroxide plant come online. It won't be resolved as spodumene on day one just as we go through the ramp up, et cetera. But once you are into 2027, Nemaska will then be running as a fully integrated facility with almost certainly very little to no spodumene concentrate sales and fully then market in the site of the lithium hydroxide. We largely expect that lithium hydroxide to be sold on the long-term supply arrangements for one or two major customers. Ford clearly is the anchor customer that's come in so far, but we would certainly expect to see at least one more major commitment being made out of Mexico.

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Q

Appreciate that and maybe we can talk a bit about just Argentina and the synergies there. And I think like what's interesting to me, aside from several of the other things is obviously you're sharing almost the same salary. But I remember and where I saw the beta, you're using a daily system that you've used for four years now and they use a conventional system.

Are there sort of immediate synergistic benefits by either applying a daily type system so the beta that could increase recovery factors there is that was that too much like spreadsheet thinking I certainly know this but longer term I don't brain work. So there's the intention to build out a conventional system. And obviously it seems like you would benefit from some synergies there, maybe some shared infrastructure, but how does how those lives experience that the same solar are using an absorption process perhaps add value to what they're doing. It's all the [ph] beta.

Q

Yeah. Look, you know, I'm going to answer that a little bit differently. I think there are two benefits. One of them is the optimization on the [ph] silo. That's optimization of construction projects, programs, it's optimization of land use and it's optimization ultimately of operation grain flows. You know how we optimize that larger evaporation pond system into our daily basis? I don't necessarily see a direct transfer of DLA over The constraints on BLA are infrastructure is usually energy and freshwater availability that doesn't change that it's just availability at a SLR, right. And so it's why see a requirement at [indiscernible] to go to some DLE based processes and some evaporation based processes. And I think it allows us to accelerate both of those, but more importantly, allows us to optimize the use of brine and therefore yields and recovery and production rates. I think the constraint on evaporation, though, is land availability of land and I think it's more over and if who we were Alkem is frankly going to start running out of land for its expansion program. And so engineering and designing into that flow sheet, probably not for existing processes but for future expansions DLE where they probably do have access to more freshwater, have access to energy that is maybe a little bit more available than we have.

It allows us to transfer that technology over there, we're very confident or DLE processes will work with that particular brine. And so I think that is again, it's a huge acceleration for both of us. It accelerates our ability to go conventional at [indiscernible] and it accelerates Alkem's ability to implement DLE into that flow sheets so [indiscernible] and all of those.

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Q

I guess I did kind of like the next question the synergies in Argentina are certainly not restricted to the south [indiscernible] you also see, I guess the design benefits at [indiscernible] as well.

A

Yeah, look at I think it was more than that. I think you get synergies. We are always fundamentally constrained between carbonate and chloride. We're always having to make decisions about do we do we produce chloride through our metals based businesses or do we produce carbon. Generally speaking about commitments we make in hydroxide around the world means that we max out a carbonate production that leaves us short chloride for our own internal needs and so we have to buy it, view the chloride or more likely we buy little [indiscernible] metal is expensive. We spend a lot of money last year buying lithium metal, having the availability of – of carbonate from all come on day one will allow us to maximize our chloride production and stop buying third party metal. It's a really significant cost saving for us on day one and it allows us again over time back to this idea of optimizing across products. It allows us to optimize between you know I hate the phrase, but you know we kind of maximizing value per LCD because we can move you know, we can – we can do this around this broader portfolio. And it's something that's not available to most others because they don't have this downstream chloride business. And equally importantly, you know we're really the only people in the world to make chloride as a basic, right? We're basic and lithium chloride of the purity needed to make metal. So, there is some really interesting and quite high value day one optimization savings that will feed straight into the bottom line.

Q

But was that – was that included in the articulated synergy savings.

A

Yes, it was.

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Q

Okay. So and I guess we should think about it this way even before was not necessarily capacity constraints. It was more like a margin impact, a margin constraint from having to buy more third party chloride.

A

All right. We weren't capacity constrained in terms of we were not making butyl lithium. Right. But by when you are having to buy a proportion of your product in the open market, open market prices, it clearly – it clearly impacts your profitability quite significantly.

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Q

Is there maybe a percentage of [indiscernible] lthium production that was consuming third party chloride that you could share?

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A

Yeah, look, I have done off the top of my head. I think it was probably about – about a quarter to a third of our total purchases of our total consumption of lithium metals that ultimately, rather than just making, we don't make the metal ourselves, we take our own chloride and have it told. But given the cost of chloride, significantly less than the cost of third party metal and its never used to be by historically by meth law totaling fluoride was massive cost difference between. But lithium metal is the alternative as you make carbonate. So whatever the carbon price does, the lithium metal price does the same. And so that cost headwind became quite significant over the last few.

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Q

I guess it's just maybe the wrap up, the discussion of the synergies. If you were to split it between perhaps Canada and Argentina. Is that ratio 50-50 and between the CapEx and the OpEx savings?

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A

Yeah. Look, I don't know those numbers at the top of my head. I think the CapEx savings, you know, they said they're probably biased towards Canada, maybe a touch simply because of where they are in that process, like probably just further along. And so while we can make changes and optimize, it's optimizing rather than fundamentally designing end capital savings which we can do in Canada. I think it outpaces the other way around. It's almost entirely going to be out of those two. And it's not it's not it's not that all the synergies come from the salary to Phoenix complex, but they will be a lot more synergies in a reasonable timeframe there than there will be in Canada.

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Q

I'm curious and perhaps if we could talk about just the operating environment in Argentina. You know, I think particularly in the back of Codelco and Chile and nationalization, there are a lot of people ask about perhaps some government wins that might be shifting on some certain parties that look around nationalization in Argentina, obviously you will now be the largest producer in Argentina by far. You know, how do you think about Argentina and the progression of its relationship, maybe how it falls under the IRA and future compliance there, and just the operating environment there in general and – and how this – how the performance sort of changes how your view internally by regulators there.

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A

Lot of questions. Let me try and summarize that one. Look, yeah, exactly, the starting point is. I'll just make as I've said generally, Argentina is a fundamentally different constitutional setup of different legal setup than Chile. They don't have a good Elko equivalent. The mining rights are provincial, not federal. Just – just a very different structure and situation than Chile. And I think you can see in the way that there are far more projects being developed in Argentina, that Argentina is actually doing its best to be welcoming external capital to own and operate. That doesn't mean Argentina quite rightly is focused on its fair take from a burgeoning lithium industry. But I don't think that the priority today amongst most people in Argentina, while there were some voices that do support it, the general trend is not towards nationalization because I think they recognize that maybe not the best way to capture value, certainly not the best way to capture foreign investment, as Chile can attest.

Look, I think in terms of you know just generally operating in and around Argentina, thinking about the IRA, thinking about where Argentina sits in the broader lithium supply chain. I think Argentina has to be one of the three largest producer of lithium in the world. If lithium supply is going to catch up with demand and believe Argentina is producing to its capability, there will be even less lithium available in the world and it's going to be even more problematic for this transition. I think we have already seen that – that Chile has really dialed back its expansion plans relative to what it could have done because of this uncertainty. And I think Australia runs into the issue that they can only go so far with this broad concentrate. They don't really have the chemicals, expertise or infrastructure, so it's still heavily dependent on China to process that which as you know, the IRA has some issues around. And so, Argentina's – it's in a very good position. And I think it understands that it's important that Argentina, as far as it can, while looking after its own interests, creates a favorable environment to both invest in and own and operate lithium resources.

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Q

But to this deal and potentially changing plans in Bessemer City. Does it create more potential for that to be more modular expanded over time here?

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A

You know, Bessemer City is a huge location. It's 700 plus acres. It's got a lot of lab, a lot of expertise there, a lot of capabilities there. We've been operating there for many, many, many, many years. It's a very, you know, relative to many places, friendly jurisdiction in terms of expansions, et cetera. It's not the cheapest place in the world to build, but it's actually very cost competitive to operate the Bessemer city. It's clearly IRA compliant and it's clearly got all the infrastructure and distribution that we need. So look, overall, I'd be very surprised if Bessemer City doesn't grow more quickly as a result of this transaction. But let's quickly.

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Q

I guess in general, maybe as we wrap up, like, you know, [indiscernible] came into this with a significant cash balance. I think both of you would have forecasted funding growth projects with cash on hand and cash flow from operations. You know, it doesn't seem like we're accelerating beyond maybe those ratios. And, you know, is that a fair characterization, that the intention is just we don't really see needs for external capital. Now, with this pro forma and this healthy cash flow base that we have from a larger organization, we support all of our growth endeavors on a year-to-year basis.

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A

You know, I think the biggest – there is two good variables in there, one of them is do we continue it to generate cash at the same rate as the conversation about future pricing et cetera. But its also a conversation of future volumes. And so the second question is, as can we bring the volumes on as we claim that we will and then the timing that we will, that allows us to then generate more and more cash to reinvest back into the business. So, then the second variable is can we actually you know, it really is can we deliver? I mentioned earlier the focus is very heavily on developing the capabilities to deliver these projects. Like we – we have to – we have to continue to be world class and producing material that customers want and that they use. But we have to become world class in delivering more volumes, more quickly, more reliably on budget, you know and on time. That's the key focus. If we get that right, we may actually be able to spend money faster than we generated, in which case great we will use leverage at that point in time to help drive more investment and more growth. But – but it really is dependent on that execution capability being delivered.

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Q

Oh, Daniel, I appreciate the time [indiscernible] . I know for a time pretty fulsome conversation. Best of luck with everything that lays ahead here and now we are all eagerly anticipating seeing the proxy in the shareholder votes and seeing you guys move towards the close. But thank you again time.

A

Thank you. Thanks. Thanks as well.

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No offer or solicitation

This communication and the information contained in it is provided for information purposes only and is not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to sell or solicitation of an offer to buy, or an invitation or recommendation to subscribe for, acquire or buy securities of Allkem Limited (“Allkem”), Livent Corporation (“Livent”) or Lightning-A Limited (“NewCo”), or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Additional information and where to find it

Livent and NewCo plan to file relevant materials with the Securities and Exchange Commission (the “SEC”) in connection with the contemplated transaction (the “Transaction”), including a registration statement on Form S-4 that contains a proxy statement/prospectus and other documents. Livent will mail the proxy statement/prospectus contained in the Form S-4 to its stockholders. This communication is not a substitution for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the proposed transaction.

THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WILL CONTAIN IMPORTANT INFORMATION ABOUT NEWCO, LIVENT, ALLKEM, THE TRANSACTION AND RELATED MATTERS. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TRANSACTION. The proxy statement/prospectus, any amendments or supplements thereto and all other documents filed with the SEC in connection with the Transaction will be available when filed free of charge on the SEC's website (at www.sec.gov). Copies of documents filed with the SEC by Livent will be made available free of charge on Livent's investor relations website (at https://ir.livent.com/overview/default.aspx).

Participants in the Solicitation

Allkem, Livent, NewCo and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Livent’s security holders in connection with the Transaction. Information about Livent’s directors and executive officers is set forth in Livent’s proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on March 16, 2023, its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 24, 2023, subsequent statements of beneficial ownership on file with the SEC and other filings made from time to time with the SEC. Information about Allkem’s directors and executive officers is set forth in Allkem’s latest annual report dated August 25, 2022, as updated from time to time via announcements made by Allkem on the Australian Securities Exchange. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Livent security holders in connection with the Transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This announcement contains forward-looking statements, including within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can often be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern expectations, strategy, plans, or intentions. However, the absence of these words or similar terms does not mean that a statement is not forward-looking. All forward-looking statements are based on information and estimates available to Livent at the time of this announcement and are not guarantees of future performance.

Examples of forward-looking statements in this communication (made at the date of this communication unless otherwise indicated) include, among others, statements regarding the future performance of Livent, Allkem and NewCo (the “Merged Group”), the perceived and potential synergies and other benefits of the Transaction, and expectations around the financial impact of the Transaction on the Merged Group’s financials. In addition, this announcement contains statements concerning the intentions, beliefs and expectations, plans, strategies and objectives of the directors and management of Livent for Livent and the Merged Group, the anticipated timing for and outcome and effects of the Transaction (including expected benefits to shareholders of Livent), anticipated production, production capacity or construction or development commencement dates, costs or production outputs, capital expenditure and future demand for lithium, expectations for the ongoing development and growth potential of the Merged Group and the future operation of Livent and the Merged Group.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement and may include statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of NewCo following completion of the Transaction; and anticipated growth strategies and anticipated trends in Livent’s, Allkem’s and, following the completion of the proposed transaction, NewCo’s business.

In addition, other factors related to the Transaction between Allkem and Livent that contribute to the uncertain nature of the forward-looking statements and that could cause actual results and financial condition to differ materially from those expressed or implied include, but are not limited to: the satisfaction of the conditions precedent to the consummation of the Transaction, including, without limitation, the receipt of shareholder and regulatory approvals on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the Transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the Transaction within the expected time period (if at all); potential difficulties in Allkem’s and Livent’s ability to retain employees as a result of the announcement and pendency of the Transaction; risks relating to the value of NewCo’s shares to be issued in the Transaction; disruptions of Allkem’s and Livent’s current plans, operations and relationships with customers caused by the announcement and pendency of the Transaction; legal proceedings that may be instituted against Allkem and Livent following announcement of the Transaction; funding requirements; lithium and other commodity prices; exploration, development and operating risks (including unexpected capital or operating costs); production risks; regulatory restrictions (including environmental regulations and associated liability, changes in regulatory restrictions or regulatory policy and potential title disputes) and risks associated with general economic conditions.

Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements are detailed in the filings with the SEC, including Livent’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.

There can be no assurance that the Transaction will be implemented or that plans of the directors and management of Livent for the Merged Group will proceed as currently expected or will ultimately be successful. Investors are strongly cautioned not to place undue reliance on forward-looking statements, including in respect of the financial or operating outlook for Allkem, Livent or the Merged Group (including the realization of any expected synergies).

Except as required by applicable law, Livent assumes no obligation to, and expressly disclaims any duty to, provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise. Nothing in this communication will, under any circumstances (including by reason of this communication remaining available and not being superseded or replaced by any other presentation or publication with respect to Allkem, Livent or the Merged Group, or the subject matter of this announcement), create an implication that there has been no change in the affairs of Livent since the date of this communication.